UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70033 / July 24, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15363

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In the Matter of

GREEN SOLUTIONS CHINA, INC.,	:	ORDER MAKING FINDINGS
YARRAMAN WINERY, INC. (n/k/a GLOBAL	:	AND REVOKING
BEVERAGES, INC.), and	:	REGISTRATIONS BY DEFAULT
YINLIPS TECHNOLOGY, INC.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on June 24, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents Green Solutions China, Inc. (Green Solutions), Yarraman Winery, Inc. (n/k/a Global Beverages, Inc.) (Global Beverages), and Yinlips Technology, Inc. (Yinlips Technology) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement provided evidence that Respondents were served with the OIP by June 28, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On July 12, 2013, Respondents were ordered to show cause, by July 22, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed an Answer or responded to the Order to Show Cause.

Respondents are in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Green Solutions, Central Index Key (CIK) No. 1445186, is a Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Green Solutions is delinquent in its periodic reports with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $1.7 million for the prior nine months.

Global Beverages, CIK No. 1096655, is a revoked Nevada corporation located in New South Wales, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Beverages is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $2.1 million for the prior nine months. As of June 19, 2013, the company's stock, ticker symbol "GBVI," was traded on the over-the-counter markets.

Yinlips Technology, CIK No. 1403793, is a void Delaware corporation located in Guangdong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Yinlips Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Green Solutions, Global Beverages, and Yinlips Technology.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Green Solutions China, Inc., Yarraman Winery, Inc. (n/k/a Global Beverages, Inc.), and Yinlips Technology, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge